SECOND AMENDED & RESTATED
CERTIFICATE OF INCORPORATION
OF
NASCEND PBC

A DELAWARE PUBLIC BENEFIT CORPORATION

Nascend PBC, a public benefit corporation organized and existing under the General Corporation Law of the State of Delaware (the "*Corporation*"), hereby certifies as follows:

A.　The original Certificate of Incorporation of the Corporation, formerly named Nascend Inc., was filed with the Secretary of State of Delaware on March 3, 2022. The original Certificate of Incorporation was subsequently amended and restated on November 23, 2022.

B.　The Second Amended and Restated Certificate of the Corporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

C.　The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 21st day of April, 2023.

NASCEND PBC

By: *Kathryn Dawn Forbes*
Kathryn Dawn Forbes, *President & CEO*

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:40 PM 04/21/2023
FILED 05:40 PM 04/21/2023
SR 20231576088 - File Number 6654321

EXHIBIT A

FIRST: The name of the public benefit corporation is Nascend PBC (the "*Corporation*").

SECOND: The address of its registered office in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex, State of Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The Corporation shall be a public benefit corporation as contemplated by Subchapter XV of the Delaware General Corporation Law (the "*DGCL*"), or any successor provisions, that it is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct and the public benefit or benefits identified in this Certificate of Incorporation. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Corporation shall be managed and operated in accordance with the DGCL, as so amended. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The specific public benefit purpose of the Corporation is to produce a positive effect (or a reduction of negative effects) for society and persons by improving outcomes for infants and families affected by maternal substance use disorder ("*SUD*") and related activities intended to promote knowledge, stimulate discussion, raise awareness, and generate funds to support research, strategic partnerships, ventures, technology, education, charitable and other activities, as the Board of Directors may from time to time determine to be appropriate and within the Corporation's overall purpose and mission.

FOURTH: The total number of shares of all classes of stock, which the Corporation shall have authority to issue is 10,000,000, consisting of: (a) 9,642,101 shares of Common Stock, with a par value of $0.00001 per share (the "*Common Stock*"); (b) 120,134 shares of Non-Voting Common Stock, with a par value of $0.00001 per share (the "*Non-Voting Common Stock*"); and (c) 237,765 shares of Preferred Stock, with a par value of $0.00001 per share (the "*Preferred Stock*"). As of the effective date of this Second Restated Certificate, all shares of Preferred Stock of the Corporation are hereby designated (the "*Series 1 Preferred Stock*"). Subject to the rights of the holders of the Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon.

A. COMMON STOCK; NON-VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock and Non-Voting Common Stock.

1. Dividends. Subject to the rights of any holders of any shares of Preferred Stock, the holders of the Common Stock and Non-Voting Common Stock shall be entitled to the payment of dividends, when and as declared by the Board of Directors of the Corporation, out of any funds legally available and to receive other distributions in cash, stock or property from the Corporation. Any dividends declared by the Board of Directors to the holders of the then outstanding Common Stock and Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock and Non-Voting Common Stock held by each such holder as of the record date of such dividend, as if the two classes of stock constituted a single class.

2. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales. Upon a Deemed Liquidation Event, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of any holder of the Preferred Stock, having preference over or the right to participate with the Common Stock (including Non-Voting Common Stock) with respect to the distribution of assets of the Corporation upon such event, the holders of Common Stock and Non-Voting Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

3.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall vote together with the holders of the Preferred Stock, as if the two classes of stock constituted a single class. Except as otherwise required by law, each share of Non-Voting Common Stock shall not entitle the holder thereof to any voting rights, including, but not limited to, any right to approve any increase or decrease (but not below the number of shares then outstanding) in the number of authorized shares of Non-Voting Common Stock irrespective of the provisions of Section 242(b)(2) of the DGCL, or to have any right to be represented at, or to receive notice of, any meeting of stockholders of the Corporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon and no vote of the holders of either the Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

B.   **PREFERRED STOCK.** The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series 1 Preferred Stock.

1.   <u>Dividends and Preference</u>. The holders of the Series 1 Preferred shall be entitled to receive dividends at the rate of five percent (5%) per annum, when and as declared by the Board of Directors, in its sole discretion, out of any funds legally available therefor. All such dividends shall accrue and shall be prior and in preference to any declaration or payment of any dividend (payable in consideration other than issuance of Common Stock) or other distribution on any other class or series of Preferred Stock or the Common Stock of the Corporation. Such dividends shall be non-cumulative and shall not be payable in respect of any dividend period for which the Board of Directors has not declared dividends on such shares. The amount of dividends payable for any period that is shorter or longer than a full annual dividend period shall be computed on the basis of a 365-day year. The dividends on the Series 1 Preferred shall be payable at the sole discretion of the Board of Directors, as long as shares of Series 1 Preferred are outstanding, but only when and if declared by the Board of Directors.

2.   <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1   <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holder of each Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and/or out of the consideration payable to stockholders in the event of a Deemed Liquidation Event, before any payment shall be made to the holders of any Common Stock by reason of their ownership thereof, an amount equal to the greater of (i) the amount such Series 1 Preferred stockholders paid to the Corporation for such Series 1 Preferred Shares, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series 1 Liquidation***

Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of Series 1 Preferred Shares the full amount to which they shall be entitled under this Section 2.1, the holders of Series 1 Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Preferred Stock and Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment in full of all Series 1 Liquidation Amounts required to be paid to the holders of Series 1 Preferred Shares, under Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation, or in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series 1 Preferred stock pursuant to Section 2.1, or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the aggregate number of shares held by each such holder.

2.3 **Deemed Liquidation Events.** Each of the following events is a "*Deemed Liquidation Event*":

2.3.1 a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

2.3.2 the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

3. **Voting.** The holders of the Series 1 Preferred Stock are entitled to one vote for each share of Series 1 Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The holders of the Series 1 Preferred Stock will vote together with the holders of the Common Stock, as if the two classes of stock constituted a single class. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital

stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

4. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

5. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

FIFTH: No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

SIXTH: The name of the sole incorporator is Kathryn Dawn Forbes (the "*Incorporator*"). The Incorporator's mailing address is 626 E Main Street, #102, Louisville, KY 40202. The powers of the Incorporator shall expire upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

SEVENTH: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Directors are hereby empowered to exercise all such powers and do all such acts and thing as may be exercised or done by the Corporation. The number of Directors and their terms shall be as provided in the Bylaws. The Directors of the Corporation shall be elected in the manner described in the Bylaws of the Corporation and need not be by written ballot, unless otherwise stated in the Bylaws of the Corporation.

EIGHTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors are expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

NINTH: The liability of the Directors for monetary damages for breach of fiduciary duty as a Director shall be eliminated to the fullest extent under applicable law.

Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Section 102(b)(7) or 145 of the DGCL, constitute an act or omissions not in good faith, or a breach of the duty of loyalty.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) Directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested Directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article NINTH to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Any repeal or modification of this Article NINTH shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or Director under this Article NINTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

TENTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ELEVENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or Bylaws of the Corporation, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are subject to such right of the Corporation.

TWELFTH: The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Pursuant to Section 366(b) of the DGCL, the Corporation shall no less frequently than biennially provide its stockholders a statement as to the Corporation's promotion of the public benefits identified in this Certificate of Incorporation and of the best interests of those materially affected by the Corporation's conduct. The statement shall include: (1) The objectives the Board of Directors has established to promote such public benefit or public benefits and interests; (2) The standards the Board of Directors has adopted to measure the Corporation's progress in promoting such public benefit or public benefits and interests; (3) Objective factual information based on those standards regarding the Corporation's success in meeting the objectives for promoting such public benefit or public benefits and interests; and (4) An assessment of the Corporation's success in meeting the objectives and promoting such public benefit or public benefits and interests.

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